Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 March 7, 2010

$ Autocallable Notes due September 21, 2011 Linked to Palladium Global Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek early exit prior to maturity at a premium if the settlement price of the reference asset is at or above the call level on any of the review dates. If the Notes are not called, investors are protected at maturity against up to a 12% decline of the reference asset but will lose some or all of their principal if the reference asset declines by more than 12% over the term of the Notes. Investors in the Notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is June 13, 2011.

•	Senior unsecured obligations of Barclays Bank PLC maturing September 21, 2011[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about March 11, 2011[2] (the “pricing date”) and are expected to issue on March 16, 2011[2] (the “settlement date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Palladium, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement. For reference purposes only, the Bloomberg ticker symbol for the reference asset is “PLDMLNPM <Comdty>”.

Automatic Call:	If on any review date, the settlement price of the reference asset is greater than or equal to the call level, the Notes will be automatically called for a cash payment per Note determined as set forth under “Call Price” below.

Call Level:	100% of the initial price

Call Price:	If the Notes are redeemed pursuant to an Automatic Call, on the applicable Call Settlement Date, you will receive your principal amount plus a call premium equal to 6.75% of the principal amount of your Notes.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, you will receive a payment at maturity determined as follows:

•      If the reference asset return is greater than or equal to -12%, you will receive the principal amount of your Notes at maturity.

•      If the final price declines from the initial price by more than 12%, your investment will be fully exposed to any decline in the reference asset. Accordingly, if the reference asset return is less than -12%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

If the Notes are not called, you will lose some or all of your investment at maturity if the reference asset return reflects a decline in the reference asset over the term of the Notes of more than 12%

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	$[—]/troy ounce, the settlement price of the reference asset on the pricing date.

Final Price:	The settlement price of the reference asset on the final valuation date.

Call Settlement Date:	If the Notes are automatically called, payment will be made on the fifth business day after the applicable review date; provided, however, if the Notes are called on or after September 14, 2011, the Cash Settlement Date will be the maturity date.

Review Dates:	Each day from and including June 13, 2011 to and including the final valuation date.

Final Valuation Date[1]:	September 16, 2011

Maturity Date[1]:	September 21, 2011

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KED9/ US06738KED90

[1]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.

[2]

Expected. In the event we make any change to the expected pricing date and settlement date, the review dates, including the final valuation date, and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[3]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Palladium Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical initial price of $817.00/troy ounce, which results in a call level of $817.00/troy ounce for each of the review dates. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

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		Notes are called prior to Final Valuation Date		Notes are not called prior to Final Valuation Date
Settlement Price at Review Date* (USD/troy ounce)	Palladium Appreciation/ Depreciation at Review Date*	Total Return	Payment on Call Settlement Date	Reference Asset Return	Total Return	Payment at Maturity
1470.60	80.00%	6.75%	$1,067.50	80.00%	6.75%	$1,067.50
1388.90	70.00%	6.75%	$1,067.50	70.00%	6.75%	$1,067.50
1307.20	60.00%	6.75%	$1,067.50	60.00%	6.75%	$1,067.50
1225.50	50.00%	6.75%	$1,067.50	50.00%	6.75%	$1,067.50
1143.80	40.00%	6.75%	$1,067.50	40.00%	6.75%	$1,067.50
1062.10	30.00%	6.75%	$1,067.50	30.00%	6.75%	$1,067.50
980.40	20.00%	6.75%	$1,067.50	20.00%	6.75%	$1,067.50
898.70	10.00%	6.75%	$1,067.50	10.00%	6.75%	$1,067.50
857.85	5.00%	6.75%	$1,067.50	5.00%	6.75%	$1,067.50
817.00	0.00%	6.75%	$1,067.50	0.00%	6.75%	$1,067.50
776.15	-5.00%	N/A	N/A	-5.00%	0.00%	$1,000.00
735.30	-10.00%	N/A	N/A	-10.00%	0.00%	$1,000.00
718.96	-12.00%	N/A	N/A	-12.00%	0.00%	$1,000.00
694.45	-15.00%	N/A	N/A	-15.00%	-15.00%	$850.00
653.60	-20.00%	N/A	N/A	-20.00%	-20.00%	$800.00
571.90	-30.00%	N/A	N/A	-30.00%	-30.00%	$700.00
490.20	-40.00%	N/A	N/A	-40.00%	-40.00%	$600.00
408.50	-50.00%	N/A	N/A	-50.00%	-50.00%	$500.00
326.80	-60.00%	N/A	N/A	-60.00%	-60.00%	$400.00
245.10	-70.00%	N/A	N/A	-70.00%	-70.00%	$300.00
163.40	-80.00%	N/A	N/A	-80.00%	-80.00%	$200.00
81.70	-90.00%	N/A	N/A	-90.00%	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	-100.00%	$0.00

*	Including the final valuation date as a review date.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from the initial price of $817.00/troy ounce to a settlement price of $980.40/troy ounce on a review date.

Because the settlement price on the review date of $980.40/troy ounce is greater than the call level of $817.00/troy ounce, the Notes are automatically called, and the investor receives a single payment of $1,067.50 per $1,000 principal amount Note.

Example 2: On each review date, the settlement price of the reference asset is below the initial price of $817.00/troy ounce. On the final valuation date, the price of the reference asset decreases to a final price of $776.15/troy ounce.

Because the settlement price on each of the review dates is less than the call level of $817.00/troy ounce, the Notes are not called. Because the reference asset return of -5.00% is greater than -12%, the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: On each review date, the settlement price of the reference asset is below the initial price of $817.00/troy ounce. On the final valuation date, the price of the reference asset decreases to a final price of $490.20/troy ounce.

Because the settlement price on each of the review dates is less than the corresponding call level of $817.00/troy ounce, the Notes are not called. Because the reference asset return of -40.00% is less than -12%, investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 × -40%] = $600.00

Selected Purchase Considerations

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Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment upon an automatic call or at maturity and the reference asset are subject to adjustment as described in the following sections:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the reference asset; and

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•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•	Appreciation Potential—If the settlement price of the reference asset is greater than or equal to the applicable call level on a review date, your investment will yield a return on the Notes of 6.75%.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is 6 months, the Notes will be called before maturity if the settlement price of the reference asset is at or above the call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

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Limited Protection Against Loss—If the Notes are not called, your payment at maturity of the principal amount of the Notes is protected against a decline in the final price, as compared to the initial price, of up to 12%. If the final price declines from the initial price by more than 12%, you will lose an amount equal to 1% (or a fraction thereof) of the principal amount of your Notes for every 1% (or a fraction thereof) that the final price is below the initial price. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

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Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the reference asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will not exceed one year, such gain or loss should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final price declines by more than 12% compared to the initial price, you will be fully exposed to any decline in the final price from the initial price.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the price of the reference asset, which may be significant. In addition, the price of the reference asset at various times during the term of the Notes could be higher than settlement price on the review dates, and you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Reinvestment risk—If your Notes are automatically called prior to the final valuation date, the term of the Notes could be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the settlement price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of the reference asset; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Notes May Be Subject to Certain Risks Specific to Palladium as a Commodity—Palladium is a precious metal. Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to precious metals, and in particular palladium, that might cause price volatility. These may include, among others:

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•

Owning the Notes is not the Same as Owning Palladium, Futures Contracts for Palladium or Certain Other Commodity Related Contracts Directly—The return on your Notes will not reflect the return you would realize if you actually purchased palladium, futures contracts for palladium or exchange-traded or over-the-counter instruments based on the price of palladium. You will not have any rights that holders of such assets or instruments have.

•

Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably—Commodities prices are highly volatile and, in many sectors, experienced in the months following September 2008 unprecedented historical volatility. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of reference asset and, as a result, the market value of the Notes.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily settlement price from January 7, 2002 through March 3, 2011. The settlement price of the reference asset on March 3, 2011 was $817.00/troy ounce.

We obtained the settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the reference asset on any day during the term of the Notes. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $5.00 per $1,000 principal amount Note.

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